UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

P.E

Date of Report: June 21, 2002

CEMEX, S.A. de C.V.
*(Exact name of Registrant as specified in its charter)*

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Ave. Constitución 444 Pte. Monterrey, Nuevo León, México 64000
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

CRGH

This report on Form 6-K shall be deemed to be incorporated by reference into (i) Post-Effective Amendment No. 2 to CEMEX, S.A. de C.V.'s ("CEMEX") Registration Statement on Form F-3 (Registration No. 333-11382) filed with the Securities and Exchange Commission (the "Commission") on June 11, 2002, (ii) CEMEX's Registration Statement on Form F-3 (Registration No. 333-86700) filed with the Commission on April 19, 2002, (iii) CEMEX's Registration Statement on Form S-8 (Registration No. 333-86090) filed with the Commission on April 11, 2002, (iv) CEMEX's Registration Statement on Form S-8 (Registration No. 333-83962) filed with the Commission on March 7, 2002 and (v) CEMEX's Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Commission on September 20, 2001, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

**Contents**

On June 18, 2002, a labor strike began at the Pertigalete cement plant of CEMEX Venezuela, S.A.C.A. ("CEMEX Venezuela"), a significant subsidiary of CEMEX. On the same day, CEMEX Venezuela sent a notice to the Venezuelan Securities Commission (an English translation of which is attached hereto as Exhibit 1) informing them of the strike and stating that it had undertaken the necessary measures to guarantee the continued supply of cement to its markets during the strike. CEMEX Venezuela is currently seeking to resolve the situation with the labor union representing the Pertigalete plant workers. At this early stage, it is not possible for CEMEX to determine the impact, if any, this strike may have on its financial condition and results of operations.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A. de C.V.
(Registrant)

Date: June 21, 2002

By: ______________________
Name: Humberto Moreira
Title: Attorney-in-Fact

**EXHIBIT INDEX**

| EXHIBIT NO. | DESCRIPTION |
| --- | --- |
| 1 | English translation of a notice, dated June 18, 2002, furnished to the Venezuelan Securities Commission by CEMEX Venezuela regarding a labor strike at its Pertigalete cement plant. |

**EXHIBIT 1**

5

[Unofficial Translation for Informational Purposes Only]

[CEMEX VENEZUELA LETTERHEAD]

Caracas, June 18, 2002

Dr. Aida Lamus
President
National Securities Comisión
Her Office.-

In compliance with the rules regarding information that we must provide to you, we inform you that as of today the labor union that represents the workers in our plant in Pertigalete has begun an indefinite general strike that we consider illegal and that will paralyze the activities in said plant.

We have taken the necessary precautions and measures to guarantee the supply of cement to our markets.

Sincerely,

/s/ Tomas Polanco F.

Tomas Polanco F.
Legal Vice President

[CEMEX VENEZUELA FOOTER]